Special Meeting of Shareholders of
RCB Growth & Income Fund and
RCB Small Cap Fund
Thursday, December 21, 2000.
To approve a new investment advisory
agreement by and between the Trust and
Reed, Conner & Birdwell, LLC ("RCB")
 pursuant to which RCB will act as advisor with respect to the assets of the Funds effective
December 31, 2000, the acquisition date of Reed, Conner & Birdwell, Inc. by City National Corporation.
                    For  Against Abstained

Growth & Income Fund     85,605         0    0
                                        Small Cap Fund      217,122   0    0    0